UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nyxoah SA

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

B6S7WD106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B6S7WD106	13G	Page 2 of 5

1.	Names of Reporting Persons Robert Taub
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,121,470
	6.	Shared Voting Power 696,000 (1)
	7.	Sole Dispositive Power 2,121,470
	8.	Shared Dispositive Power 696,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,817,470
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 696,000 Ordinary Shares held by Robelga SRL, a company which is 100% owned by BMI Estate, a partnership of which the Reporting Person maintains 100% control.
(2)	Based on 25,772,359 ordinary shares (“Ordinary Shares”) of Nyxoah S.A. (the “Issuer”) stated to be outstanding in the Issuer's Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on November 29, 2021.

CUSIP No. B6S7WD106	13G	Page 3 of 5

Item 1.

(a)	Name of issuer

Nyxoah SA (the “Issuer”).

(b)	Address of issuer’s principal executive offices

Rue Edouard Belin 12,
1435 Mont-Saint-Guibert, Belgium

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed by Robert Taub (the “Reporting Person”).

(b)	Address or principal business office or, if none, residence

The principal business office of the Reporting Person is c/o Nyxoah SA, Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

(c)	Citizenship

The Reporting Person is a citizen of Belgium.

(d)	Title of class of securities

This Statement refers to the Ordinary Shares of the Issuer.

(e)	CUSIP No.

The CUSIP number of the ordinary shares is B6S7WD106.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. B6S7WD106	13G	Page 4 of 5

Item 4. Ownership

      The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

(a)	Amount beneficially owned: 2,817,470 Ordinary Shares

(b)	Percent of class: 10.9%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,121,470

(ii)	Shared power to vote or to direct the vote: 696,000**

(iii)	Sole power to dispose of or to direct the disposition of: 2,121,470

(iv)	Shared power to dispose of or to direct the disposition of: 696,000**

* Based on 25,772,359 Ordinary Shares of the Issuer stated to be outstanding in the Issuer's Form 6-K furnished to the SEC on November 29, 2021.

** Consists of 696,000 Ordinary Shares held by Robelga SRL, a company which is 100% owned by BMI Estate, a partnership of which the Reporting Person maintains 100% control.

Item 5.   Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

By:	/s/ Robert Taub
Name:	Robert Taub